SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BYLAWS

OF THE BOARD OF DIRECTORS

OF GOL LINHAS AÉREAS INTELIGENTES S.A.

1.Purpose of the Bylaws

Art. 1 – These Bylaws (“Bylaws”) are intended to govern the operation of the Board of Directors (“Board”), of the committees subject thereto, as well as the relationship between the Board and other corporate bodies, with due regard to the provisions set forth in the Bylaws of the Company (“Bylaws of the Company”) and in the applicable laws.

2. Mission

Art. 2 – The mission of the Board is to protect and enhance the Company’s equity and to maximize the return on investment. The Board must be fully aware of the company’s values, the shareholders’ purposes and beliefs, ensuring their implementation and the continuous improvement thereof by the Board of Executive Officers and other management bodies.

3. Scope of Performance, Duties and Purposes

Art. 3 – The Board shall provide for the general outline of the Company’s business and shall decide on strategic matters, instructing and supervising the other management bodies, with a view to achieve the following guidelines:

(i) promoting and ensuring the performance of the corporate purposes of the Company and of its controlled companies;

(ii) ensuring the achievement of the shareholders’ and investors’ interests;

(iii) ensuring the perpetual existence of the Company, on a long-term and sustainable basis, incorporating considerations of economic, social, environmental and good corporate governance nature, in defining the businesses and operations;

(iv) adopting an agile managing structure, selecting the main executive officers, including the Chief Executive Officer, and qualified professionals of faultless reputation;

(v) creating guidelines for managing the Company and the controlled companies, which will be reflected in the annual budget;

(vi) assuring that the Company will have adequate managing and control systems in place;

(vii) ensuring that the strategies and guidelines are actually implemented by the board of executive officers, without, however, interfering over operating matters;

(viii) reviewing and approving strategic plans and decisions of the Company;

(ix) acting in such manner as to foster and catalyze changes, on their own initiative, contributing to the improvement and evolution of the Company; and

(x) preventing and managing situations of conflict of interests or of divergence of opinions, so that the Company’s interest shall prevail at all times.

4. Composition, Term of Office and Investiture

Art. 4 – As set forth in the Bylaws of the Company, the Board of Directors shall be made up by at least five (5) and not more than eleven (11) members, all of them being shareholders, either resident in Brazil or not, elected and subject to be dismissed by the General Shareholders’ Meeting at any time, with a unified term of office for all of them of one (1) year, reelection being permitted. The General Shareholders’ Meeting shall also appoint the Chairman of the Board. The Chairmen of the Board of Directors shall appoint the vice-chairman of the Board in the first meeting of the Board that follows the Annual General Meeting of the Company. The activities of the vice-chairman are listed below.

§ 1 – At least twenty per cent (20%) of the directors shall be Independent Directors (as set forth in the Bylaws).

§ 2 – The General Shareholders’ Meeting may elect one or more deputy members for the Board of Directors.

§ 3 – In electing the members of the Board of Directors, the General Shareholders’ Meeting shall firstly determine, by majority vote, the number of members of the Board of Directors to be elected.

§ 4 – The members of the Board of Directors shall take office upon signing the respective instrument of investiture, to be drawn-up in the proper book, the installation in the respective office being conditioned on their signing the Instrument of Director’s Consent (as set forth in the Bylaws). The Directors shall, promptly after their installation in office, notify the BM&F BOVESPA as to the number and type of securities issued by the Company which are directly or indirectly held by them, including derivatives thereof.

§ 5 – The non-reelected members of the Board of Directors shall exercise their duties until their substitutes are installed in office.

§ 6 – Vacancies in the Board of Directors, in the absence of deputy members to fill the same, may be filled by the Board of Directors themselves, until the next General Shareholders’ Meeting, which shall resolve on the filling of the vacancy, whose substitute shall complete the term of office of the member replaced.

5. Incumbency of the Board of Directors

Art. 5 – It shall be incumbent upon the Board to:

(i) set the general outline for the business of the Company, defining its mission, purposes and guidelines, as well as approving the strategic plan and the financial policy, the respective multi-annual plans and annual Capex and investment programs, following-up on the implementation thereof;

(ii) take part in and evaluate the risk management policies of the Company, their control, as well as following-up on the implementation of actions;

(iii) create committees with specific duties of analysis and recommendation on certain matters, and to approve their respective bylaws;

(iv) appoint the members of the Audit Committee and of the other committees created by the Board;

(v) approve their own Bylaws, to be reviewed whenever appropriated;

(vi) select the main executive officers of the Company, including the Chief Executive Officer, setting out their compensation and performance evaluation;

(vii) review the policies for compensation, executive officers development and specific succession plans for the chief executive officer and all other key staff of the Company;

(viii) formally evaluate the performance results of the Company, of the Board itself, of the board of executive officers and, individually, of the members of each of the referred bodies;

(ix) set out the compensation of the directors and executive officers, in the absence of a resolution with respect thereto by the General Shareholders’ Meeting;

(x) evaluate and approve the business strategies of the Company;

(xi) suggest and seek new opportunities, new activities and businesses which the Company may implement for the achievement of its corporate purposes, including associations, joint ventures and partnerships;

(xii) by any of its members, supervise the managing acts of the executive officers, review, at any time, the books, documents and papers of the Company, request information about agreements entered into or to be entered into, and about any other acts, obtaining copies whenever deemed by them to be necessary;

(xiii) elect and dismiss the chief executive officer and, by proposal of the latter, approve the selection or dismissal of the other executive officers;

(xiv) provide for the duties of the executive officers, with due regard to the provisions set forth in the Bylaws of the Company with respect thereto;

(xv) supervise the relationship between the executive officers and the other Interested parties, shareholders and investors;

(xvi) select and dismiss independent auditors, based on recommendation by the Audit Committee;

(xvii) determine the hiring of specialists and experts for assisting in the decision of matters subject to their resolution;

(xviii) establish the board of executive officers’ jurisdiction for sale or encumbrance of goods of the permanent assets, and define cases which the previous authorization of the Board of Directors is required; as well as the incurrence of liabilities on behalf of third parties, according to the  Bylaws of the Company;

(xix) voice its opinion on the board of executive officers’ report, the financial statements and the proposal for allocation of the income for the year;

(xx) review and approve the basic policies for relationship with the society, government, employees, labor unions, press, major suppliers and service providers and brokers;

(xxi) review and approve the main policies of the Company, specially Sales, Marketing, Operations, Safety, Information Technology, including the information technology directive plan, Risk Management, Accounting and Finance control policies; and

(xxii) all other duties as set forth in the Law and in the Bylaws of the Company.

Art. 6 – It is the duty of every director, in addition to the duties provided for in the Law and to those imposed on him by the applicable regulations and the Bylaws of the Company, to:

(i) appear at the Board meetings being previously prepared therefore, having reviewed the documents made available to him, and actively and diligently take part of the meetings;

(ii) keep secrecy about any and all Company’s information to which he may have access by reason of the exercise of his office, as well as demand the same secrecy from the professionals who assist him, using such information solely for the exercise of his duties as a director, under penalty of being liable for any act giving rise to undue disclosure of the information;

(iii) refrain himself from intervening, whether severally or jointly with a third party, in any business with the Company, its controlled and affiliated companies, its controlling shareholder and, further, between the Company and controlled and affiliated companies owned by the directors/executive officers and by the controlling shareholder, as well as other companies which, with any of such persons, are part of the same group in fact or at law, save upon prior and specific consent by the Board;

(iv) declare, prior to the deliberation, that, by any reason whatsoever, he has a particular interest or an interest conflicting with the Company’s interest as regards a certain matter submitted to his appraisal, refraining himself from discussing and voting the matter;

(v) ensure the adoption of good corporate governance practices by the Company.

(vi) assure the effective and good performance of the Board;

(vii) assure the effectiveness of the follow-up and evaluation system, on the part of the Board, the Company, the Board itself, the board of executive officers and, individually, the members of each of the referred bodies;

(viii) make the activities of the Board compatible with the interests of the Company, its shareholders and other interested parties;

(ix) organize and coordinate, with the support of the Office of the vice-chairman to the Board of Directors, the agenda of the meetings, after consultation with the other directors and, if the case may be, the chief executive officer and other executive officers;

(x) coordinate the activities of the other directors.

Art. 7 – The chairman of the Board has the following duties, without prejudice to other duties conferred upon him by the Bylaws of the Company and by the Law:

(i) assuring that the directors shall receive complete and timely information about the items of the agenda of the meetings, at least one week in advance;

(ii) appointing the vice-chairman of the Board of Directors, amongst the Directors.

(iii) providing for the agenda of the meetings, jointly with the vice-chairman of the Board and the Chief Executive Officer.

8. Annual schedule of regular meetings

Art. 8 – In the beginning of every fiscal year, the chairman of the Board shall propose the annual schedule of regular meetings. The first of them shall, at least, resolve on the following matters:

(i) the annual schedule of regular meetings, which shall be held, at least, at every quarter;

(ii) the formal evaluation of the performance results of the Company, the board of executive officers and, individually, of each executive officer.

9. Calling of special meetings

Art. 9 – The Board shall, further, hold meetings, of a special basis, whenever called in writing, by fax, e-mail or letter, with return receipt, upon substantiated request by any of its members, the call notice to contain: date, time of beginning and end, place and matters included in the agenda of the meeting. Said request must be sent to the chairman of the Board, who will take the necessary action for the meeting to be called, which must occur at least seven (7) days in advance.

Paragraph one – Any member attending the meeting shall be deemed to have been duly called.

Paragraph two – In the event the chairman fails to meet the request from any director, within fifteen (15) days, remains inert, silent or, further, is prevented to do so, the meeting may be directly called by, at least, three directors.

10. Attendance by third parties

Art. 10 – The chairman of the Board, either by his own initiative or by request from any director, may call executive officers and/or employees of the Company to attend to meetings and to provide explanations or information about the matters being discussed.

Sole paragraph – Executive officers, employees, specialists or others whose contribution may be useful for the transaction of the business and works of the meeting may be invited to attend the meeting, without being entitled to vote.

11. Sending of documentation

Art. 11 – The vice-chairman of the Board or, in his absence, the chairman of the Board or whom the latter shall appoint, up to 7 days before each meeting, shall send the information about the matters to be discussed at the meeting.

Sole paragraph – The matters submitted to the Board for appraisal shall be enclosed with the proposal and/or opinion voiced by the board of executive officers or by the competent bodies of the Company, as well as with a legal opinion, if necessary for analysis of the matter.

12. Vice-chairman of the Board of Directors

Art. 12 – The vice-chairman of the Board of the Board shall have the following duties:

(i) carrying out the activities designated by the chairmen;

(ii) organizing the agenda of the meeting, based on requests from directors and consultation with executive officers, and submit the same to the chairman of the Board for further distribution;

(iii) arranging for the calling of the Board meetings, informing the directors – and eventual participants – about the place, date, time and agenda of the meeting;

(iv) serving as secretary of the meetings, preparing and drawing-up the respective minutes and other documents in the proper book and collecting the signatures of all the directors attending the meeting, in addition to state the attendance of eventual invitees; and

(v) filing the minutes and resolutions made by the Board with the competent agencies and arranging for their publication in the official gazette and in a large circulation newspaper, if the case may be.

13. Agenda

Art. 13 – The chairman of the Board, assisted by the vice-chairman, shall prepare the agenda of the meetings, after consultation with the other directors and the chief executive officer and the vice-chairman, if the case may be, the other executive officers and coordinators of the specialized committees.

Paragraph one – In case two directors shall insist as for the inclusion of a certain matter in the agenda, even though previously rejected, the chairman shall be required to include it.

Paragraph two – Any answer by the directors shall be in writing, and shall be received by the Company no later than two days after they became aware of the chairman’s decision not to include the proposal in the agenda of the meeting, in which case the chairman shall be required to send a new call notice to the directors.

Paragraph three – The agenda and the documentation necessary for the evaluation of the matters provided for therein shall be delivered to each director at least one week in advance to the date of the meeting. In the event of a special meeting, due to the need of urgent calling, it shall be incumbent upon the chairman of the Board to set out the minimum period for the agenda and the documentation of the meeting to be sent.

Paragraph four – By unanimous decision of the members of the Board, the chairman may include a relevant matter in the agenda, for resolution by the meeting, even though such matter was not included in the original agenda.

14, 15, 16, 17 e 18.  Discussion, resolution and minutes

Art. 14 – After the relevant discussions are concluded, the chairman shall collect the vote of each director.

Art. 15 – In case of tie vote, the chairman of the Board will exercise the casting vote.

Art. 16 – The sessions shall be adjourned or closed, when the circumstances shall so require, upon request of any director and approval by the Board.

Sole paragraph – In case of adjournment of the session, the chairman shall set the date, time and place for the continuation of the meeting, without a new call notice to the directors being required.

Art.17 – The matters and resolutions made at the Board meetings shall be valid if they have received the favorable vote of the majority of the members attending the meeting, and drawn-up in minutes registered in the Register of Minutes of the Board meetings and, whenever they contain resolutions intended to produce effects before third parties, extracts thereof shall be filed and published with the competent Commercial Registry.

Art. 18 – The permanent vacancy of an office of member of the Board shall occur by dismissal, resignation, death, proven impediment, inability, loss of the office or other cases provided for in the Law.

Paragraph one – Any director failing to attend three (3) consecutive regular meetings, without a justified reason or leave granted by the Board, will lose the office, giving rise to a permanent vacancy in the Board.

Paragraph two – Upon the occurrence of a permanent vacancy in any of the offices of member of the Board, a new member shall be elected, at the next Shareholders’ Meeting, in order to complete the term of office.

19. Communication between the Board of Directors and the Board of Executive Officers

Art. 19 – In order to make communication between the members of the Board of Directors and those of the board of executive officers easier and orderly, any doubts and requests of information made by the members of the Board of Directors shall be sent to the chief executive officer of the Company.

20. Miscellaneous

Art. 20 – Any omissions in these Bylaws, doubts as for the interpretation and eventual amendments hereto shall be decided at a Board meeting, as set forth in the Bylaws of the Company and in these Bylaws.

Art. 21 – These Bylaws shall become effective on the date of the approval hereof by the Board and shall be filed with the head-office of the Company.

[Gol Linhas Aéreas Inteligentes S.A. Bylaws approved at the Meeting of the Board of Directors held on July 17, 2010]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.